20008151

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67414

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YYYY) AND ENDING 12/31/2019 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CGS-CIMB Securities (USA), Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Times Square, Suite 1605
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name -- *if individual, state last, first, middle name*)

290 W. MT. Pleasant Avenue	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section MAR Washington DC 415

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jose Lanuza, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CGS-CIMB Securities (USA), Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2022

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CGS-CIMB SECURITIES (USA), INC.

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2019

CGS-CIMB Securities (USA), INC.
Index

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
CGS-CIMB Securities (USA), Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CGS-CIMB Securities (USA), Inc. as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of CGS-CIMB Securities (USA), Inc. as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 1 to the financial statement, CGS-CIMB Securities (USA), Inc. has changed its method of accounting for leases in 2019 due to the adoption of Financial Accounting Standards Board Accounting Standards Codification Topic 842, *Leases*.

Basis for Opinion

This financial statement is the responsibility of CGS-CIMB Securities (USA), Inc.'s management. Our responsibility is to express an opinion on CGS-CIMB Securities (USA), Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to CGS-CIMB Securities (USA), Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as CGS-CIMB Securities (USA), Inc.'s auditor since 2019.
Livingston, New Jersey
February 27, 2020

CGS-CIMB Securities (USA), INC.
Statement of Financial Condition
As of December 31, 2019

Assets	
Cash and cash equivalents	$ 1,044,119
Receivable from broker, including $200,000 clearing deposit	1,368,223
Commissions receivable, affiliates	590,181
Property and equipment, net	72,713
Prepaid expenses and other assets	252,235
Right of use asset	704,747
Total	$ 4,032,218
Liabilities and Stockholder's Equity (Deficit)	
Accounts payable and accrued expenses	97,151
Due to affiliates	1,777,689
Lease liability	751,804
Total	2,626,644
Liabilities subordinated to claims of general creditors	1,700,000
Stockholder's Equity (Deficit)	
Preferred stock, $1 par value, 100,000 shares authorized; none issued and outstanding	-
Common stock, $1 par value, 5,000,000 shares authorized; 4,560,000 shares issued and outstanding	4,560,000
Additional paid-in capital	9,273,803
Accumulated deficit	(14,128,229)
Total stockholder's equity (Deficit)	(294,426)
Total Liabilities and Stockholder's Equity (Deficit)	$ 4,032,218

The accompanying notes are an integral part of the statement of financial condition.

1. Nature of business and summary of significant accounting policies

Nature of Business

CGS-CIMB Securities (USA), Inc. (the "Company") was formed in Delaware on March 28, 1996 to become a registered broker-dealer in the United States ("U.S."). In May 2007, the Company received approval to become a broker-dealer and as such is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). On February 6, 2018, FINRA granted the continuing membership application of CIMB Securities (USA), Inc., (the "Firm") with regard to a change in ownership as a result of China Galaxy International Financial Holdings Limited ("CGI") purchase of 50 % stake in the Firm's sole direct owner, CIMB Securities International Pte. Ltd. from CIMB Group Sdn Bhd. As a result of the ownership changes at the Parent level, the Company changed its name to CGS-CIMB Securities (USA), Inc., effective February 13, 2018. In addition, the Parent changed its name to CGS-CIMB Securities International Pte. Ltd. The Company is a wholly-owned subsidiary of CGS-CIMB Securities International Pte. Ltd. (the "Parent"). The Company operations consist primarily of engaging in institutional brokerage that is in the business of affecting U.S. institutions in Asian regional equity markets.

The Company solicits and accepts orders from its customers for the purchase and sale of foreign securities, primarily Southeast Asian securities, with such transitions being executed by the affiliates. The clearance and settlement of the trades occur through a direct transfer of funds and securities between the Company's customers and the affiliate's clearing broker. Accordingly, the Company is exempt from registration for foreign broker-dealers transacting foreign securities in the U.S. with U.S. customers pursuant to the provisions of Rule 15a-6(a)(3).

Management has been assured by its Parent that they will continue to provide financial support for the continuing operations of the Company through February 28, 2021 as per parent support letter to enable it to meet net capital requirements and financial obligations.

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

This financial statement was approved by management through the date of the financial statement.

Cash and Cash Equivalents

The Company considers money market accounts to be cash equivalents.

Valuation of Investments in Securities at Fair Value – Definition and Hierarchy

In accordance with GAAP, fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

1. Nature of business and summary of significant accounting policies (continued)

Valuation of Investments in Securities at Fair Value – Definition and Hierarchy (continued)

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP fair value hierarchy, inputs used in measuring fair value maximize the use of observable inputs and minimize the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

As of December 31, 2019, financial instruments owned by the Company consist of cash and cash equivalents. No Level 1, Level 2 or Level 3 financial instruments were owned by the Company as of December 31, 2019.

1. Nature of business and summary of significant accounting policies (continued)

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The Company provides for depreciation as follows:

Asset	Useful Life	Estimated Principal Method
Furniture and fixtures	7 years	Straight-line
Computers	3 years	Straight-line

Leases

The Company recognizes and measures its leases in accordance with Financial Accounting Standard Board ("FASB") Accounting Standards Codification ("ASC") 842, Leases. The Company is a lessee in a noncancellable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use ("ROU") asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with short-term leases on a straight-line basis over the lease term.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed as the difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes (continued)

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more-likely-than-not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously taken could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2016. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next 12 months. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. Management is unaware of any uncertain tax positions.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation

The Company's reporting currency is the U.S. dollar. Although the Company maintains a cash account with a foreign bank, its expenditures to date have been and are expected to continue to be denominated in U.S. dollars. Accordingly, the Company has designated its functional currency as the U.S. dollar.

Assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the year-end exchange rates.

1. Nature of business and summary of significant accounting policies (continued)

Commissions Receivable, Affiliates

The Company carries its commissions receivable net of an allowance for doubtful accounts. On a periodic basis, the Company evaluates its commissions receivable and establishes an allowance for doubtful accounts, if necessary, based on a history of past bad debts and collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis. For the year ended December 31, 2019, there were no commission receivables written off. There are no allowances at the end of the year.

2. Property and equipment

Details of property and equipment at December 31, 2019 are as follows:

Furniture and fixtures	$ 99,881
Computers	30,514
	130,395
Less accumulated depreciation	(57,682)
	$ 72,713

3. Liabilities subordinated to claims of general creditors

At December 31, 2019, the Company had a subordinated loan with its Parent which was in accordance with an agreement approved by FINRA. The subordinated loan in the amount of $1,700,000 was scheduled to mature on February 28, 2019. This subordinated loan was amended, after approval from FINRA, extending the maturity date to February 28, 2022. The subordinated loan bears interest at 4.5% per annum. Interest payable of approximately $310,500 is included in due to affiliates as of December 31, 2019.

4. Net capital requirement

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1. Rule 15c3-1 requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company's net capital was approximately $490,000 which was approximately $240,000 in excess of its minimum requirement of $250,000.

5. Related party transactions

The Company enters into certain transactions and service arrangements with affiliates, some of which are subject to service level agreements. All of these affiliates, which include offshore broker dealers and banking institutions, are beneficially owned by the Parent. Some of these transactions are denominated in foreign currencies.

5. Related party transactions

Commissions Receivable, Affiliates

The Company introduces most of its securities transactions to various related parties who act as clearing brokers in the designated markets. As part of the commissions receivable balance, affiliates represents commissions of approximately $536,000 due to the Company as a result of these transactions.

Due to Affiliates

The Company has amounts of approximately $864,000 due to its affiliates related to the transfer pricing update. Approximately $914,000 is due to its affiliates for other arrangements as of December 31, 2019, which includes accrued interest of approximately $310,500.

6. Receivable from broker

The Company clears securities transactions through related parties and has a clearing agreement with Goldman Sachs Execution and Clearing, L.P.

7. Income taxes

At December 31, 2019, the Company has federal net operating loss carryforward ("NOL") of approximately $4,050,000 incurred in tax years starting 2018 which will be carried forward indefinitely and approximately $9,026,000 of pre-2018 Federal NOL which will begin to expire in 2027. There is approximately $3,818,000 of pre-2015 New York State and New York City NOL which will expire in 2034 and approximately $16,631,000 of NOL for period after 2014 for various states and New York City which will begin to expire in 2035. The NOLs and other timing differences created a cumulative deferred tax asset of approximately $3,085,000 as of December 31, 2019. The Company recorded a valuation allowance of $3,085,000 due to the uncertainty of realizing the future tax benefit. The valuation allowance increased from $2,583,000 at December 31, 2018 to $3,085,000 at December 31, 2019.

8. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

9. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to exemptive provisions under sub-paragraph k(2)(i) and k(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

10. Leases

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified this lease as an operating lease. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus variable payments. The Company's office space lease require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Amounts reported in the statement of financial condition as of December 31, 2019 were as follows:

Operating lease ROU asset	$	704,747
Operating lease liability		751,804

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2019 are as follows:

Year Ending December 31,	
2020	246,000
2021	249,000
2022	252,000
2023	84,000
	$ 831,000
Less: Imputed Interest	79,000
Total lease liability	$ 752,000

11. Subsequent events

The Company has evaluated subsequent events through February 27, 2020, which is the date these financial statements were issued. On January 1, 2020, the Company converted approximately $310,000 of accrued interest payable on the subordinated loan to share capital.